EXHIBIT 99.1

Canagold Drills 22.1 Grams per Tonne Gold over 4.3 Metres

in Y-Vein System at New Polaris

Vancouver, B.C. – October 27, 2022 - Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (“Canagold” or the “Company”) announces high-grade gold assay results from the first four drill holes of 20 completed as part of an 8,000-metre drill program targeting the Y-veins at New Polaris.

The 8,000 metres (“m”) of drilling currently underway for 2022 primarily targets the shallow high-grade Y-vein system, located just north of the main resource of the C-West Main vein. The Y-vein system contains two parallel, steeply dipping veins striking north–south (Y19 and Y20 veins). By infilling the previous drilling, the planned holes will improve the resource category from the inferred to indicated level for inclusion in the feasibility study for which Canagold has engaged Ausenco Engineering.*

The results are from the first four infill holes, which are located in the northern part of the Y-vein system. These results clearly confirm the high-grade historic resource.

Gold mineralized intervals and true widths [m] from the assay results include:

•	22.1 gpt Au over 4.3 m [1.8 m] from 225.7 m down hole P22Y04 in the Y19 vein
•	22.9 gpt Au over 3.0 m [2.1 m] from 194.6 m down hole P22Y03 in the Y19 vein
•	9.39 gpt Au over 7.3 m [2.6 m] from 272.6 m down hole P22Y03 in the Y20 vein
•	7.48 gpt Au over 4.7 m [2.9 m] from198.0 m down hole P22Y02 in the Y19 vein
•	7.85 gpt Au over 3.3 m [unknown] from 123.2 m down hole P22Y04 in the previously unmodeled vein
•	5.81 gpt Au over 5.5 m [2.1 m] from 308.0 m down hole P22Y04 in the Y20 vein

(Details of drilling set out in Table 1 and Table 2 below)

"These high-grade drill results demonstrate the potential to add more ounces of gold in a completely separate, and nearer-to-surface zone from the C-West Main vein, and to this point, the Y-veins are not in the mine plan of our 2019 PEA,” said Canagold CEO Catalin Kilofliski.

“To date, we’ve completed over 5,400 metres of our 8,000-metre program that is running ahead of schedule and under budget. The program is further testament to our commitment to shareholders as well as the support we’re receiving from our largest shareholder, Sun Valley Investments.  Since the formation of our new Board of Directors, we have raised the necessary capital to continue our exploration drill program, we’ve engaged Ausenco Engineering to commence a full feasibility study on New Polaris, and most recently, our full Board and management team was on site engaging with the local community and the Taku River Tlingit First Nations.”

*The New Polaris resource is contained within a preliminary economic assessment (“PEA”) report that was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects and filed on SEDAR on April 18, 2019.

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New Polaris Deposit Overview	Y-Vein Drilling Plan Map
Click to Enlarge Y19 Vein Longitudinal Section Click to Enlarge	Click to Enlarge Y20 Vein Longitudinal Section Click to Enlarge

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Table 1:  Drill Core Sample Results Details

Section	Vein	Hole ID	From (m)	To (m)	Interval (m)	True Width (m)	Au (gpt)
1400	Y19	P22Y02	198.0	202.7	4.7	2.9	7.48
		Including	200.0	202.0	2.0		17.4
1375	Y19	P22Y03	194.6	197.6	3.0	2.1	22.9
		Including	194.6	195.6	1.0		22.3
		and	195.6	196.6	1.0		46.3
1425	Y20	P22Y03	272.6	279.9	7.3	2.6	9.39
		Including	276.0	279.3	3.3		19.4
	Unknown	P22Y04	123.2	124.2	3.3	Unknown	7.85
		Including	124.2	126.5	2.3		11.0
1350	Y19	P22Y04	225.7	230.0	4.3	1.8	22.1
		Including	226.8	227.5	0.7		57.4
1350	Y20	P22Y04	308.0	313.5	5.5	2.1	5.81
		Including	310.2	311.3	1.1		24.9
	Unknown	P22Y01	122.0	124.0	2.0	Unknown	5.25
	Unknown	P22Y01W1	196.2	197.5	1.3	Unknown	4.27
	Unknown	P22Y01W1	207.8	208.9	1.1	Unknown	31.5

Table 2:  Drill Hole Collar Information

Section	Hole ID	Mine East (m)	Mine North (m)	UTM East NAD83 Z8 (m)	UTM North NAD83 Z8 (m)	Elevation (m)	Dip (°)	Azimuth (°)	Final Depth (m)
1400	P22Y01	1774.5	1365.5	579570.0	6507645.0	21.7	-62	288	374
1400	P22Y02	1774.5	1365.5	579570.0	6507645.0	21.7	-52	289	278
1375	P22Y03	1774.5	1365.5	579570.0	6507645.0	21.7	-56	273	296
1350	P22Y04	1774.5	1365.5	579570.0	6507645.0	21.7	-63	262	335

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometres south of Atlin, B.C. and 60 kilometres northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares. New Polaris lies within the Taku River Tlingit First Nations traditional territory. Canagold is committed to providing employment and business opportunities that help support the local economies in the vicinity of its exploration projects.

The New Polaris gold deposit is an early Tertiary, mesothermal gold-bearing vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and again from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, still open for expansion. The gold occurs dominantly in finely disseminated arsenopyrite within quartz-carbonate stock-work veins and altered wall-rocks. Individual mineralized zones extend up to 250 metres in length and 14 metres in width. Average widths more commonly range from 2 to 5 metres.

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Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in 10 on a rotating basis to monitor laboratory performance and provide quality assurance of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

The samples are submitted to the ALS Geochemistry lab in Yellowknife, NT for preparation and assaying. The entire sample is crushed to 70% passing -2 millimetres and a 250 gram aliquot is split and pulverized to 85% passing -75 microns. Analysis for gold is by 30 gram fire assay and gravimetric finish. A suite of 30 other elements including arsenic, antimony, sulfur and iron are analysed by aqua-regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. The Company has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information please contact:

Knox Henderson, VP Corporate Development

Tel: (604) 604-416-0337; Cell: (604) 551-2360

Toll Free: 1-877-684-9700

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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